Mail Stop 4561

February 22, 2006

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

RE:	NASB Financial, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2005
	Form 10-Q for Period Ended December 31, 2005
File No. 000-24033

Dear Ms. Nyhus,

	We have reviewed the above referenced filings, limiting our review to those issues addressed in our comments. Where indicated, we think you should amend your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended September 30, 2005

Signatures, page 21

1. We note that your Form 10-K was filed with the SEC on December
14,
2005 but was signed on December 15, 2005. Please revise the date of your signatures to match the date that you filed your Form 10-K.




Rule 13A-14(A)/15D-14(A) Certifications, page 21

2. We note that the certifications filed on pages 21 and 22 were not in the proper form. The required certifications must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect. Accordingly, please revise your certifications to match the form currently set forth in Item 601(B)(31) of Regulation S-K.

2005 Annual Report

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

3. Please revise to disclose in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to Item
303(A)(4) of Regulation S-K.

Liquidity and Capital Resources, page 11

4. Please revise here and in the financial statement footnotes to disclose the amount available for distribution as a dividend, subject to regulatory approval, from your subsidiary bank.

5. Please revise to disclose the risks and uncertainties associated with the significant short term contractual maturities of your certificate accounts, brokered deposits, FLHB advances and securities sold under agreement to repurchase, considering the available borrowing amounts you currently have.

Consolidated Statements of Cash Flows, page 15

6. Please revise to appropriately disclose cash flows associated with loans held for sale in the operating section of the statement of cash flows. Refer to paragraph 9 of SFAS 102.

Note 1 - Summary of Significant Accounting Policies, page 18

7. Please revise in the footnotes to the financial statements and in the Business section, as appropriate, to disclose the factors considered by managements to designate an originated or acquired loan as held for sale or investment.

Note 3 - Mortgage-Backed Securities Available for Sale, page 23

8. Please revise to disclose the information you considered (both positive and negative) in reaching your conclusion that your investment in adjustable rate FHLMC participation certificates were not other than temporarily impaired. Specifically discuss the cause of the unrealized loss considering that the certificates have adjustable rates and therefore the market value should not be significantly affected by changes in interest rates. Refer to paragraph 21(b) of EITF 03-1.

Note 5 - Loans Receivable, page 27

9. We note that during the quarter ended September 30, 2005, you transferred $200 million of permanent mortgage loans on residential properties from the held for sale category to the held for
investment
category. Please revise to disclose, if true, that you have both the intent and ability to hold these loans for the foreseeable future
or until maturity.    Also, disclose the basis at which the loans
transferred.

Note 8 - Investment in LLC`s, page 30

10. Please revise to disclose your percentage ownership for each LLC in which you are a partner. Refer to paragraph 20 of APB 18.

Form 10-Q for the Period Ended December 31, 2005

Item 4. Controls and Procedures, page 16

11. Please revise your controls and procedures disclosure to match the form prescribed by Item 307 of Regulation S-K which was amended by Release No. 33-8238: Management`s Reports on Internal Control over
Financial Reporting and Certification of Disclosure in Exchange
Act
Periodic Reports, effective August 14, 2003.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and indicate your intent to amend your filings. You may wish to provide us with your proposed revisions prior to filing your amendment. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant


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Rhonda Nyhus
NASB Financial, Inc.
February 22, 2006
Page 4